Exhibit 99.1

Glass House Brands Congratulates The Weldon Project and Mission [Green] on the Release of Medical Cannabis Prisoner Luke Scarmazzo

- The Weldon Project and Mission [Green], led by Music Producer & Criminal Justice Reform Advocate Weldon Angelos, were instrumental in Luke Scarmazzo Receiving Compassionate Release Last Friday

- Luke had an incredible attorney and passionate advocates fighting for him, all of which were instrumental in getting the judge to grant the motion

- Glass House Co-Founder, Chairman and CEO Kyle Kazan is a Board Member and Strong Supporter of Mission Green

LONG BEACH, CA and TORONTO, February 6, 2023 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., extends its wholehearted congratulations to Luke Scarmazzo who was released from prison on Friday, February 3rd and to Weldon Angelos, Founder of The Weldon Project and Mission [Green]. Immediately upon Luke’s release, he was able to return home to his family in Modesto, California with logistical and financial assistance from Mission Green and Glass House Brands.

Co-Founder, Chairman and CEO of Glass House Brands, Kyle Kazan who is also a Mission [Green] Board Member stated, “This is truly a joyous and long overdue day for Luke and his family and also for Weldon who had made getting Luke released a personal mission. The next step is to help Luke restart his life and I’m hopeful that he’ll be able to join us in the cannabis industry and of course in advocating for President Biden to pardon the approximately 2,700 cannabis prisoners who are currently incarcerated.”

Kazan further added, “While President Biden’s Department of Justice did not help in Luke’s release, the opportunity is immediate to do the right thing and live up to his promise to both pardon the prisoners with simple pen strokes and decriminalize this plant. People are still going to prison in the United States and we must end the duality of the law where many profit and others suffer. The majority of Americans want the war on cannabis to end.”

In regards to Mr. Scarmazzo, Kazan stated, “I’ve already had the pleasure of speaking with Luke and look forward to working directly to assist him. Glass House will continue to be a resource for those in prison to help secure their pardon and release, as well as assisting them to restart their lives. While most of the world might see cannabis prisoners as felons, we see them as a win/win resource for our company and the industry. They deserve the opportunity to profit from the plant.”

Luke had already served almost 15 years of a 22-year sentence in federal prison for lawfully operating a state compliant medical cannabis dispensary from 2004-2006. On Friday, U.S. District Court judge Dale A. Drozd granted compassionate release to Scarmazzo. In rendering the ruling, Judge Drozd wrote the following: “When considering the unique confluence of all of these circumstances—changes in the legal landscape with respect to federal enforcement of laws relating to distribution of marijuana in California; the significant disparity in the sentence actually served by co-defendant Montes and the 14+ years already served in prison by defendant Scarmazzo; defendant’s good behavior, meaningful employment, volunteer work, pursuit of educational opportunities during his imprisonment; defendant’s solid release plans including job offers and family support; the lack of danger posed to the community were he to be released; and defendant Scarmazzo’s difficult family circumstances that have developed during his imprisonment—the court is persuaded that the granting of the requested relief is appropriate at this point and is supported by both extraordinary and compelling circumstances and consideration of the sentencing factors set forth at 18 U.S.C. § 3553(a).”

Weldon Angelos, a former music producer who was recently pardoned by President Donald Trump on December 22, 2020, has been helping with the process and advocating for the release of Mr. Scarmazzo through his nonprofit organization, The Weldon Project, and Mission [Green].

Mr. Angelos stated, “Luke’s story is one of the most tragic stories perpetrated by our criminal justice system. He was following state law but treated as a drug kingpin by the federal system. I’m finally relieved that he can go home to his family and have a chance at rebuilding his life after serving 14 years in prison,” said Weldon Angelos, President of The Weldon Project, who was incarcerated with Mr. Scarmazzo in Lompoc, California, from 2010 until his release in May of 2016. “We’ve helped a lot of people, but this one is different. Luke is my friend and someone I’ve been fighting for since we were in prison together seven years ago. Now, Luke has the ability to join us in this fight to free those we have both left behind.”

During their time together, Angelos helped write the clemency petitions for Scarmazzo and his co-defendant Ricard Montes. After Angelos was released, he continued his tireless advocacy for the clemency petitions of Scarmazzo and Montes to the Obama administration. Unfortunately, President Obama only granted the Montes petition but denied that of Scarmazzo. But today, Luke’s nightmare is finally over thanks to the court ruling. “What’s interesting about the decision in this case is that the judge took into account the policy changes at the federal level in determining that Luke would not be subject to federal prosecution today, which, in the judge’s view, constituted extraordinary and compelling circumstances warranting early release,” Mr. Angelos added, expressing gratitude to Scarmazzo’s legal team and advocates.

“It has been a privilege to work on Luke’s behalf over the past few years,” said Kerrie Dent of King Spalding, who represents Mr. Scarmazzo and filed the compassionate release motion on his behalf. “I have no doubt that Luke will use his freedom as an opportunity not only to work with groups like the Weldon Project to promote social change, but also to mentor young people in his community to ensure that they make good decisions and use their talents in positive ways. Judge Drozd issued a thoughtful, well-reasoned opinion and reached the right result. I believe he made the world a better place by granting Luke’s motion for compassionate release.”

Erik Luna, the Amelia D. Lewis Professor of Constitutional & Criminal Law at Arizona State University and the Founder of the Academy for Justice, described Judge Drozd’s ruling as “well written and judicious, as well as legally correct and morally just.” Professor Luna, who has long followed the Scarmazzo case and worked with Mr. Angelos on criminal justice reform, said Judge Drozd was “meticulous in detailing the truly ‘extraordinary and compelling’ reasons for releasing Luke immediately,” which included “the breathtaking overcharging in Luke’s case despite his compliance with California law – the injustice of which is clear to all given the sea change in marijuana law and policy at both the state and federal levels.”

Luke’s case was the first to be highlighted by a cannabis consumer-based roundup program launched by Verano and Mission [Green] last year where Luke’s story was shared with thousands of consumers across the country.

Other videos and links that provide background on Mr. Scarmazzo’s personal odyssey through the U.S. justice system include: More Perfect Union’s “50 Years in Prison for Marijuana: Incarcerated People Call On Biden To Expunge Cannabis Convictions” (on Youtube), The Inside Story of a Trump Pardon Gone Wrong and Most Affected: Luke Scarmazzo, Legal Dispensary Owner.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the Company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

ABOUT MISSION GREEN

Mission Green is an initiative of The Weldon Project ("TWP"), a 501(c)(3) non-proﬁt organization that works to bring together leaders impacted by the criminal justice system and unlikely allies from both political parties to push for criminal justice solutions. TWP works directly with lawmakers, advocacy groups, incarcerated individuals, and the White House on a broad range of criminal justice issues and advocates on behalf of currently or formerly incarcerated drug oﬀenders who were sentenced to prison for non-violent drug oﬀenses. TWP has adopted a multifaceted approach to addressing the injustices and disparities in sentencing for drug oﬀenses and the collateral consequences of drug-related arrests and convictions. TWP redresses these injustices and disparities through policy reform, legislative advocacy, and impactful direct service programs designed both to secure release of non-violent drug oﬀenders from incarceration and to assist those coming out of incarceration in rebuilding their lives through reentry programs and anti-recidivism eﬀorts.

As one of TWP's initiatives, Mission Green was launched to focus on individuals incarcerated for cannabis-related oﬀenses in the federal criminal justice system. This campaign is led by socially conscious people who have been impacted by the justice system and have lived through the issues these advocacy organizations are working to address. The people most harmed by the criminal justice system are uniquely qualiﬁed to create and champion the solutions that will begin to transform it. You can learn more online at www.theweldonproject.org, as well as on Instagram and Facebook.

ABOUT THE ACADEMY FOR JUSTICE

The Academy for Justice, a program within the Sandra Day O'Connor College of Law at Arizona State University, is a diverse team of reform-minded scholars and experts from a number of different institutions who believe that knowledge is the most important tool we have for addressing the array of problems confronting the American criminal justice system. Our scholars come from different backgrounds, and each bring different perspectives, experiences, and methodologies to bear on our criminal justice reform work. As a scholarly collective, our approach to criminal justice reform is interdisciplinary, pragmatic, and non-partisan. Our shared mission is to bridge the gap between academia and on-the-ground criminal justice reform by making scholarly research and ideas accessible to policymakers, stakeholders, journalists, and the public. For more information visit https://academyforjustice.asu.edu/.

SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

ICR, Inc.

Reed Anderson

T: 646-277-1260

E: Reed.Anderson@icrinc.com